AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 20, 2015

Via EDGAR

Sally Samuel and Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Funds Series Trust

File No. 333-207498 for Pacific Funds Large-Cap Value

File No. 333-207502 for Pacific Funds Large-Cap

File No. 333-207499 for Pacific Funds Small/Mid-Cap, Pacific Funds Small-Cap, Pacific Funds Small-Cap Value and Pacific Funds Small-Cap Growth)

Pre-Effective Amendment No. 1 to Registration Statements on Form N-14

Dear Ms. Samuel and Ms. Skeens:

As requested by you, in connection with the acceleration request letters filed for the above filings (pre-effective amendment No. 1 to Registration Statements on Form N-14 for the above series filed on November 16, 2015) (“Registration Statements”), the undersigned officer of Pacific Funds Series Trust (“Registrant”) acknowledges the following with respect to the above filings, superseding the prior Tandy representations: (i) should the U.S. Securities and Exchange Commission (“SEC”) or its staff, acting pursuant to delegated authority, declare the above Registration Statements effective, such action will not foreclose the SEC from taking any action with respect to the Registration Statements; (ii) the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and (iii) the Registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L.Cheng

Vice President

Pacific Funds Series Trust

Audrey L. Cheng

cc:         Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

PACIFIC LIFE INSURANCE COMPANY

700 Newport Center Drive, Newport Beach, California 92660-6307, Telephone (949) 219-3011